EXHIBIT 99.1

Evaxion Receives Positive Feedback on Patent Application for AI-Based Novel Cancer Vaccine Target Identification Method

  Positive Feedback Received: An International Preliminary Report on Patentability (IPRP) indicates promising prospects for obtaining granted patents and protecting the invention

  Unique Attributes and Inventiveness: The feedback highlights the distinct and inventive nature of all relevant claims in the application, distinguishing the invention in the field of personalized cancer vaccines

  Strengthened Position: The patentability report reinforces Evaxion’s strong stance in the personalized cancer vaccines field and underlines the Company’s innovative approach

COPENHAGEN, Denmark, June 26, 2024 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, receives positive feedback on its recent patent application for a new type of personalized vaccine targets, underscoring its novelty and inventiveness.

The patent application PCT/EP2022/086444 discloses a method for identifying a novel category of tumor vaccine targets derived from Endogenous Retroviruses (ERVs) using Evaxion’s core platform AI-Immunology™. With this invention, Evaxion has tapped into a new source of cancer-specific targets, allowing the expansion of its personalized vaccines into a broader population of cancer patients.

“We are thrilled with the recent positive feedback provided in the patentability report, confirming novelty and inventive step for all relevant claims in our personalized ERV-based vaccine. This endorsement from the World Intellectual Property Organization underscores Evaxion's commitment to advancements in cancer treatment through innovation and reinforces our position at the forefront of the personalized cancer vaccine field. Establishing the strongest possible intellectual property portfolio around our inventions is an important element in our multi-partner strategy. We remain committed to advancing our AI-Immunology™ platform and bringing cutting-edge solutions to patients with high unmet medical needs,” said Christian Kanstrup, CEO at Evaxion.

About ERVs
ERVs are remnants of ancient viruses lying dormant in our genome. ERVs are often overexpressed in cancer but not in healthy tissue, making them visible to the immune system and hence promising targets for cancer vaccines. AI-Immunology™ is crucial in allowing the identification of therapeutically relevant ERV tumor antigens from genomic patient tumor data.

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-Looking Statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Contact Information
Evaxion Biotech A/S
Christian Kanstrup
Chief Executive Officer
cka@evaxion-biotech.com
Source: Evaxion Biotech